UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ALLAKOS INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

01671P100

(CUSIP Number)

John P. McKearn

101 S. Hanley Road, Suite 1850

St. Louis, MO 63105

(314) 726-6700

With copy to:

Gloria M. Skigen, Esq.

Holland & Knight LLP

One Stamford Plaza 263 Tresser Boulevard Suite 1400

Stamford, CT 06901

(203) 905-4526

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01671P100	13D/A	Page 2 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 817,257
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 817,257

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 817,257
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%(1)
14	TYPE OF REPORTING PERSON PN

(1)

The percentage set forth in row (13) is based on the 48,766,351 shares of common stock, par value $0.001 per share (“Common Stock”), of Allakos Inc., a Delaware corporation (the “Issuer”), reported by the Issuer to be outstanding as of May 6, 2020 on the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) on May 11, 2020.

CUSIP No. 01671P100	13D/A	Page 3 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Fund II (Ohio), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 221,982
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 221,982

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,982
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01671P100	13D/A	Page 4 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners II (Ohio), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 221,982 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 221,982 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,982 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(1)
14	TYPE OF REPORTING PERSON OO

(2)

Represents 221,982 shares of Common Stock owned by RiverVest Venture Fund II (Ohio), L.P., a Delaware limited partnership (“RiverVest II (Ohio)”). RiverVest Venture Partners II (Ohio), LLC, a Delaware limited liability company (“RiverVest Partners II (Ohio)”), is the general partner of RiverVest II (Ohio).

CUSIP No. 01671P100	13D/A	Page 5 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,039,239 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,039,239 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,039,239 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%(1)
14	TYPE OF REPORTING PERSON PN

(3)

Represents 817,257 shares of Common Stock owned by RiverVest Venture Fund II, L.P., a Delaware limited partnership (“RiverVest II”), and 221,982 shares of Common Stock owned by RiverVest II (Ohio). RiverVest Venture Partners II, L.P., a Delaware limited partnership (“RiverVest Partners II”), is the general partner of RiverVest II and the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio).

CUSIP No. 01671P100	13D/A	Page 6 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,039,239 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,039,239 (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,039,239 (4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%(1)
14	TYPE OF REPORTING PERSON OO

(4)

Represents 817,257 shares of Common Stock owned by RiverVest II and 221,982 shares of Common Stock owned by RiverVest II (Ohio). RiverVest Venture Partners II, LLC, a Delaware limited liability company, is the general partner of RiverVest Partners II, which is (a) the general partner of RiverVest II and (b) the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio).

CUSIP No. 01671P100	13D/A	Page 7 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,754,816
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,754,816

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,754,816(5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%(1)
14	TYPE OF REPORTING PERSON PN

(5)

Includes 1,139,537 shares of Common Stock that are pledged to secure a line of credit pursuant to a customary collateral agreement and promissory note. As of the date of this report, there is no outstanding balance on the line of credit.

CUSIP No. 01671P100	13D/A	Page 8 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Fund III (Ohio), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 146,206
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 146,206

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,206(6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(1)
14	TYPE OF REPORTING PERSON PN

(6)

Includes 60,463 shares of Common Stock that are pledged to secure a line of credit pursuant to a customary collateral agreement and promissory note. As of the date of this report, there is no outstanding balance on the line of credit.

CUSIP No. 01671P100	13D/A	Page 9 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners III (Ohio), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 146,206 (7)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 146,206 (7)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,206 (7)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(1)
14	TYPE OF REPORTING PERSON OO

(7)

Represents 146,206 shares of Common Stock owned by RiverVest Venture Fund III (Ohio), L.P., a Delaware limited partnership (“RiverVest III (Ohio)”). RiverVest Venture Partners III (Ohio), LLC, a Delaware limited liability company (“RiverVest Partners III (Ohio)”), is the general partner of RiverVest III (Ohio).

CUSIP No. 01671P100	13D/A	Page 10 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,901,022 (8)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,901,022 (8)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,901,022 (8)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%(1)
14	TYPE OF REPORTING PERSON PN

(8)

Represents 2,754,816 shares of Common Stock owned by RiverVest Venture Fund III, L.P., a Delaware limited partnership (“RiverVest III”), and 146,206 shares of Common Stock owned by RiverVest III (Ohio). RiverVest Venture Partners III, L.P., a Delaware limited partnership (“RiverVest Partners III”), is the general partner of RiverVest III and the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio).

CUSIP No. 01671P100	13D/A	Page 11 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,901,022 (9)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,901,022 (9)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,901,022 (9)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%(1)
14	TYPE OF REPORTING PERSON OO

(9)

Represents 2,754,816 shares of Common Stock owned by RiverVest III and 146,206 shares of Common Stock owned by RiverVest III (Ohio). RiverVest Venture Partners III, LLC, a Delaware limited liability company, is the general partner of RiverVest Partners III, which is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio).

CUSIP No. 01671P100	13D/A	Page 12 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) 3x5 RiverVest Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,744,827
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,744,827

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,744,827(10)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%(1)
14	TYPE OF REPORTING PERSON PN

(10)

Includes 1,517,479 shares of Common Stock that are pledged to secure a line of credit pursuant to a customary collateral agreement and promissory note. As of the date of this report, there is no outstanding balance on the line of credit.

CUSIP No. 01671P100	13D/A	Page 13 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) 3x5 RiverVest Fund II-B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,418
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 65,418

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,418
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01671P100	13D/A	Page 14 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) 3x5 RiverVest Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,810,245 (11)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,810,245 (11)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,810,245 (11)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%(1)
14	TYPE OF REPORTING PERSON OO

(11)

Represents 1,744,827 shares of Common Stock owned by 3x5 RiverVest Fund II, L.P., a Delaware limited partnership (“3x5 RiverVest II”), and 65,418 shares of Common Stock owned by 3x5 RiverVest Fund II-B, L.P., a Delaware limited partnership (“3x5 RiverVest II-B”). 3x5 RiverVest Partners II, LLC, a Delaware limited liability company (“3x5 RiverVest Partners”), is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B.

CUSIP No. 01671P100	13D/A	Page 15 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest 3x5 Managers II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,810,245 (12)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,810,245 (12)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,810,245 (12)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%(1)
14	TYPE OF REPORTING PERSON PN

(12)

Represents 1,744,827 shares of Common Stock owned by 3x5 RiverVest II, and 65,418 shares of Common Stock owned by 3x5 RiverVest II-B. RiverVest 3x5 Managers II, L.P., a Delaware limited partnership (“RiverVest 3x5 Managers”), is one of two members of 3x5 RiverVest Partners, which is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B.

CUSIP No. 01671P100	13D/A	Page 16 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest 3x5 Managers II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,810,245 (13)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,810,245 (13)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,810,245 (13)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%(1)
14	TYPE OF REPORTING PERSON OO

(13)

Represents 1,744,827 shares of Common Stock owned by 3x5 RiverVest II, and 65,418 shares of Common Stock owned by 3x5 RiverVest II-B. RiverVest 3x5 Managers II, LLC, a Delaware limited liability company (“RiverVest 3x5 Managers II”), is the general partner of RiverVest 3x5 Managers, which is one of two members of 3x5 RiverVest Partners. 3x5 RiverVest Partners is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B.

CUSIP No. 01671P100	13D/A	Page 17 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) John P. McKearn, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,066 (14)
	8	SHARED VOTING POWER 5,750,506 (15)
	9	SOLE DISPOSITIVE POWER 41,066 (14)
	10	SHARED DISPOSITIVE POWER 5,750,506 (15)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,791,572
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%(1)
14	TYPE OF REPORTING PERSON IN

(14)

In July 2018, the Issuer granted Dr. McKearn, as a non-employee director of the Issuer, an option to purchase 37,600 shares of Common Stock at a per share exercise price equal to $16.00. The option vests as to 1/36th of the shares subject to the option each month following July 2018, subject to continued service through each applicable vesting date. In june 2019, the Issuer granted Dr. McKearn an additional 16,000 options that 100% cliff vest upon the earlier of (i) the one-year anniversary of the date of grant of the annual option or (ii) the date of the next annual meeting of stockholders that occurs following the grant of such annual option, subject to continued service through the applicable vesting date. Dr. McKearn’s options have vested, or will vest within sixty (60) days of the date of this filing, with respect to 41,066 shares of Common Stock.

(15)

Includes 817,257 shares of Common Stock owned by RiverVest II, 221,982 shares of Common Stock owned by RiverVest II (Ohio), 2,754,816 shares of Common Stock owned by RiverVest III, 146,206 shares of Common Stock owned by RiverVest III (Ohio), 1,744,827 shares of Common Stock owned by 3x5 RiverVest II, and 65,418 shares of Common Stock owned by 3x5 RiverVest II-B.

Dr. McKearn is an authorized person of RiverVest Venture Partners II, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners II. RiverVest Partners II is (a) the general partner of RiverVest II and (b) the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio).

Dr. McKearn is a member of RiverVest Venture Partners III, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio).

Dr. McKearn is a member of RiverVest 3x5 Managers II, the general partner of RiverVest 3x5 Managers, which in turn is one of two members of 3x5 RiverVest Partners. 3x5 RiverVest Partners is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B.

CUSIP No. 01671P100	13D/A	Page 18 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Jay Schmelter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,750,506 (16)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,750,506 (16)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,750,506 (16)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%(1)
14	TYPE OF REPORTING PERSON IN

(16)

Represents 817,257 shares of Common Stock owned by RiverVest II, 221,982 shares of Common Stock owned by RiverVest II (Ohio), 2,754,816 shares of Common Stock owned by RiverVest III, 146,206 shares of Common Stock owned by RiverVest III (Ohio), 1,744,827 shares of Common Stock owned by 3x5 RiverVest II, and 65,418 shares of Common Stock owned by 3x5 RiverVest II-B.

Mr. Schmelter is a member of RiverVest Venture Partners II, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners II. RiverVest Partners II is (a) the general partner of RiverVest II and (b) the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio).

Mr. Schmelter is a member of RiverVest Venture Partners III, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio).

Mr. Schmelter is a member of RiverVest 3x5 Managers II, the general partner of RiverVest 3x5 Managers, which in turn is one of two members of 3x5 RiverVest Partners. 3x5 RiverVest Partners is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B.

CUSIP No. 01671P100	13D/A	Page 19 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Thomas C. Melzer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,750,506 (17)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,750,506 (17)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,750,506 (17)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%(1)
14	TYPE OF REPORTING PERSON IN

(17)

Represents 817,257 shares of Common Stock owned by RiverVest II, 221,982 shares of Common Stock owned by RiverVest II (Ohio), 2,754,816 shares of Common Stock owned by RiverVest III, 146,206 shares of Common Stock owned by RiverVest III (Ohio), 1,744,827 shares of Common Stock owned by 3x5 RiverVest II, and 65,418 shares of Common Stock owned by 3x5 RiverVest II-B.

Mr. Melzer is a member of RiverVest Venture Partners II, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners II. RiverVest Partners II is (a) the general partner of RiverVest II and (b) the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio).

Mr. Melzer is a member of RiverVest Venture Partners III, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio).

Mr. Melzer is a member of RiverVest 3x5 Managers II, the general partner of RiverVest 3x5 Managers, which in turn is one of two members of 3x5 RiverVest Partners. 3x5 RiverVest Partners is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B.

CUSIP No. 01671P100	13D/A	Page 20 of 26 Pages

Schedule 13D/A

Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amends the statement on Schedule 13D dated September 10, 2018 (the “Schedule 13D”). This Statement constitutes Amendment No. 1 to the Schedule 13D. Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1. Security and Issuer.

No change.

Item 2. Identity and Background.

No change.

Item 3. Source and Amount of Funds or Other Consideration.

No change.

Item 4. Purpose of the Transaction.

No change.

CUSIP No. 01671P100	13D/A	Page 21 of 26 Pages

Item 5. Interest in Securities of the Issuer.

(a) and (b)

Entity or Individual	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class(*)
RiverVest Venture Fund II, L.P.	817,257	0	817,257	0	817,257	817,257	1.7%
RiverVest Venture Fund II (Ohio), L.P.	221,982	0	221,982	0	221,982	221,982	0.5%
RiverVest Venture Partners II (Ohio), LLC(1)	0	0	221,982	0	221,982	221,982	0.5%
RiverVest Venture Partners II, L.P.(2)	0	0	1,039,239	0	1,039,239	1,039,239	2.1%
RiverVest Venture Partners II, LLC(3)	0	0	1,039,239	0	1,039,239	1,039,239	2.1%
RiverVest Venture Fund III, L.P.	2,754,816	0	2,754,816	0	2,754,816	2,754,816	5.6%
RiverVest Venture Fund III (Ohio), L.P.	146,206	0	146,206	0	146,206	146,206	0.3%
RiverVest Venture Partners III (Ohio), LLC(4)	0	0	146,206	0	146,206	146,206	0.3%
RiverVest Venture Partners III, L.P.(5)	0	0	2,901,022	0	2,901,022	2,901,022	5.9%
RiverVest Venture Partners III, LLC(6)	0	0	2,901,022	0	2,901,022	2,901,022	5.9%
3x5 RiverVest Fund II, L.P.	1,744,827	0	1,744,827	0	1,744,827	1,744,827	3.6%
3x5 RiverVest Fund II-B, L.P.	65,418	0	65,418	0	65,418	65,418	0.1%
3x5 RiverVest Partners II, LLC(7)	0	0	1,810,245	0	1,810,245	1,810,245	3.7%
RiverVest 3x5 Managers II, L.P.(8)	0	0	1,810,245	0	1,810,245	1,810,245	3.7%
RiverVest 3x5 Managers II, LLC(9)	0	0	1,810,245	0	1,810,245	1,810,245	3.7%
John P. McKearn, Ph.D.(10)	41,066	41,066	5,750,506	41,066	5,750,506	5,791,572	11.9%
Jay Schmelter(11)	0	0	5,750,506	0	5,750,506	5,750,506	11.8%
Thomas C. Melzer(12)	0	0	5,750,506	0	5,750,506	5,750,506	11.8%

CUSIP No. 01671P100	13D/A	Page 22 of 26 Pages

(*)	Based on the 48,766,351 shares of Common Stock reported by the Issuer to be outstanding as of May 6, 2020 on the Issuer’s Form 10-Q, filed with the SEC on May 11, 2020.
(1)	RiverVest Partners II (Ohio), as the general partner of RiverVest II (Ohio), may be deemed to beneficially own the 221,982 shares of Common Stock owned by RiverVest II (Ohio).
(2)

RiverVest Partners II is the general partner of RiverVest II and the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio), and as a result,, may be deemed to beneficially own the 817,257 shares of Common Stock owned by RiverVest II and the 221,982 shares of Common Stock owned by RiverVest II (Ohio).

(3)

RiverVest Venture Partners II, LLC, a Delaware limited liability company, is the general partner of RiverVest Partners II, which is (a) the general partner of RiverVest II and (b) the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio), and as a result, may be deemed to beneficially own the 817,257 shares of Common Stock owned by RiverVest II and the 221,982 shares of Common Stock owned by RiverVest II (Ohio).

(4)	RiverVest Partners III (Ohio) is the general partner of RiverVest III (Ohio), and as a result, may be deemed to beneficially own the 146,206 shares of Common Stock owned by RiverVest III (Ohio).
(5)

RiverVest Partners III is the general partner of RiverVest III and the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio), and as a result, may be deemed to beneficially own the 2,754,816 shares of Common Stock owned by RiverVest III and the 146,206 shares of Common Stock owned by RiverVest III (Ohio).

(6)

RiverVest Venture Partners III, LLC, a Delaware limited liability company, is the general partner of RiverVest Partners III, which is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio), and as a result, may be deemed to beneficially own the 2,754,816 shares of Common Stock owned by RiverVest III and the 146,206 shares of Common Stock owned by RiverVest III (Ohio).

(7)

3x5 RiverVest Partners is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B, and as a result, may be deemed to beneficially own the 1,744,827 shares of Common Stock owned by 3x5 RiverVest II and the 65,418 shares of Common Stock owned by 3x5 RiverVest II-B.

(8)

RiverVest 3x5 Managers is one of two members of 3x5 RiverVest Partners, which is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B, and as a result, may be deemed to beneficially own the 1,744,827 shares of Common Stock owned by 3x5 RiverVest II and the 65,418 shares of Common Stock owned by 3x5 RiverVest II-B.

(9)

RiverVest 3x5 Managers II is the general partner of RiverVest 3x5 Managers, which is one of two members of 3x5 RiverVest Partners. 3x5 RiverVest Partners is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B. As a result, RiverVest 3x5 Managers II may be deemed to beneficially own the 1,744,827 shares of Common Stock owned by 3x5 RiverVest II and the 65,418 shares of Common Stock owned by 3x5 RiverVest II-B.

(10)

Dr. McKearn is an authorized person of RiverVest Venture Partners II, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners II. RiverVest Partners II is (a) the general partner of RiverVest II and (b) the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio). As a result, Dr. McKearn may be deemed to beneficially own the 817,257 shares of Common Stock owned by RiverVest II and the 221,982 shares of Common Stock owned by RiverVest II (Ohio).

Dr. McKearn is a member of RiverVest Venture Partners III, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio). As a result, Dr. McKearn may be deemed to beneficially own the 2,754,816 shares of Common Stock owned by RiverVest III and the 146,206 shares of Common Stock owned by RiverVest III (Ohio).

Dr. McKearn is a member of RiverVest 3x5 Managers II, the general partner of RiverVest 3x5 Managers, which in turn is one of two members of 3x5 RiverVest Partners. 3x5 RiverVest Partners is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B. As a result, Dr. McKearn may be deemed to beneficially own the 1,744,827 shares of Common Stock owned by 3x5 RiverVest II and the 65,418 shares of Common Stock owned by 3x5 RiverVest II-B.

CUSIP No. 01671P100	13D/A	Page 23 of 26 Pages

In addition, in July 2018, the Issuer granted Dr. McKearn, as a non-employee director of the Issuer, an option to purchase 37,600 shares of Common Stock at a per share exercise price equal to $16.00. The option vests as to 1/36th of the shares subject to the option each month following July 2018, subject to continued service through each applicable vesting date. In June 2019, the Issuer granted Dr. McKearn an additional 16,000 options that 100% cliff vest upon the earlier of (i) the one-year anniversary of the date of grant of the annual option or (ii) the date of the next annual meeting of stockholders that occurs following the grant of such annual option, subject to continued service through the applicable vesting date. Dr. McKearn’s options have vested, or will vest within sixty (60) days of the date of this filing, with respect to 41,066 shares of Common Stock.

(11)

Mr. Schmelter is a member of RiverVest Venture Partners II, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners II. RiverVest Partners II is (a) the general partner of RiverVest II and (b) the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio). As a result, Mr. Schmelter may be deemed to beneficially own the 817,257 shares of Common Stock owned by RiverVest II and the 221,982 shares of Common Stock owned by RiverVest II (Ohio)

Mr. Schmelter is a member of RiverVest Venture Partners III, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio). As a result, Mr. Schmelter may be deemed to beneficially own the 2,754,816 shares of Common Stock owned by RiverVest III and the 146,206 shares of Common Stock owned by RiverVest III (Ohio).

Mr. Schmelter is a member of RiverVest 3x5 Managers II, the general partner of RiverVest 3x5 Managers, which in turn is one of two members of 3x5 RiverVest Partners. 3x5 RiverVest Partners is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B. As a result, Mr. Schmelter may be deemed to beneficially own the 1,744,827 shares of Common Stock owned by 3x5 RiverVest II and the 65,418 shares of Common Stock owned by 3x5 RiverVest II-B.

(12)

Mr. Melzer is a member of RiverVest Venture Partners II, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners II. RiverVest Partners II is (a) the general partner of RiverVest II and (b) the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio). As a result, Mr. Melzer may be deemed to beneficially own the 817,257 shares of Common Stock owned by RiverVest II and the 221,982 shares of Common Stock owned by RiverVest II (Ohio).

Mr. Melzer is a member of RiverVest Venture Partners III, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio). As a result, Mr. Melzer may be deemed to beneficially own the 2,754,816 shares of Common Stock owned by RiverVest III and the 146,206 shares of Common Stock owned by RiverVest III (Ohio).

Mr. Melzer is a member of RiverVest 3x5 Managers II, the general partner of RiverVest 3x5 Managers, which in turn is one of two members of 3x5 RiverVest Partners. 3x5 RiverVest Partners is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B. As a result, Mr. Melzer may be deemed to beneficially own the 1,744,827 shares of Common Stock owned by 3x5 RiverVest II and the 65,418 shares of Common Stock owned by 3x5 RiverVest II-B.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group other than with respect to the shares to be sold pursuant to the 10b5-1 Plans described in Item 6 below. Each Reporting Person expressly disclaims beneficial ownership of the securities reported herein, except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(c) The Reporting Persons have entered into the following transaction in the Issuer’s Common Stock during the last 60 days: On May 12, 2020, the Reporting Persons sold 1,150,000 shares of Common Stock at a price of $71.04 per share, as reported on a Form 4 filed with the SEC on May 14, 2020.

(d) No change.

(e) No change.

CUSIP No. 01671P100	13D/A	Page 24 of 26 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Lock-Up Agreement

On May 12, 2020, RiverVest II, RiverVest II (Ohio), RiverVest III, RiverVest III (Ohio), 3x5 RiverVest II, and 3x5 RiverVest II B agreed with Jeffries LLC, the broker for the sale described in Item 5(c) above, that, for a period of 180 days following May 12, 2020, they will not (i) sell, offer to sell, contract to sell or lend any shares of Common Stock or any options or warrants or other rights to acquire shares of Common Stock or any securities exchangeable or exercisable for or convertible into shares of Common Stock (“Related Securities”); (ii) effect any short sale or establish or increase any put equivalent position or liquidate or decrease any call equivalent position of any shares of Common Stock or Related Securities; (iii) pledge, hypothecate or grant any security interest in any shares of Common Stock or Related Securities; (iv) in any other way transfer or dispose of any shares of Common Stock or Related Securities; (v) enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of any shares of Common Stock or Related Securities, regardless of whether any such transaction is to be settled in securities, in cash or otherwise; (vi) announce the offering of any shares of Common Stock or Related Securities; (vii) participate in the filing of any registration statement under the Securities Act in respect of any shares of Common Stock or Related Securities; or (viii) publicly announce the intention to do any of the foregoing. Jeffries LLC may, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement.

The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the Lock-Up Agreement filed as Exhibit B hereto.

10b5-1 Plan

On July 23, 2018, each of RiverVest III, RiverVest III (Ohio), 3x5 RiverVest II and 3x5 RiverVest II-B entered into a Rule 10b5-1 trading plan pursuant to Rule 10b5-1 of the Act, for the purpose of selling shares of Common Stock in open market transactions or otherwise (each a “10b5-1 Plan” and, together, the “10b5-1 Plans”). Under the terms of the 10b5-1 Plans, each of RiverVest III, RiverVest III (Ohio), 3x5 RiverVest II and 3x5 RiverVest II-B reserved the right to terminate its 10b5-1 Plan at any time. On August 6, 2019, each of RiverVest III, RiverVest III (Ohio), 3x5 RiverVest II and 3x5 RiverVest II-B terminated its 10b5-1 Plan.

Item 7. Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated September 10, 2018, by and among the Reporting Persons.*

Exhibit B:	Lock-Up Agreement, dated May 12, 2020, by and among the Reporting Persons.

*	Previously filed.

CUSIP No. 01671P100	13D/A	Page 25 of 26 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

May [•], 2020

RiverVest Venture Fund II, L.P.		RiverVest Venture Fund II (Ohio), L.P.

By: RiverVest Venture Partners II, L.P.,		By: RiverVest Venture Partners II (Ohio), LLC,
its general partner		its general partner
By: RiverVest Venture Partners II, LLC,		By: RiverVest Venture Partners II, L.P.,
its general partner		its sole member
By: RiverVest Venture Partners II, LLC,
By:	/s/ John P. McKearn, Ph.D.	its general partner
Name: John P. McKearn, Ph.D.
	Title: Authorized Person	By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D.
Title: Authorized Person

RiverVest Venture Partners II (Ohio), LLC		RiverVest Venture Partners II L.P.

By: RiverVest Venture Partners II, L.P.,		By: RiverVest Venture Partners II, LLC,
its sole member		its general partner
By: RiverVest Venture Partners II, LLC,
its general partner		By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D.
By:	/s/ John P. McKearn, Ph.D.		Title: Authorized Person
Name: John P. McKearn, Ph.D.
Title: Authorized Person

RiverVest Venture Partners II, LLC		RiverVest Venture Fund III, L.P.

By:	/s/ John P. McKearn, Ph.D.	By: RiverVest Venture Partners III, L.P.,
	Name: John P. McKearn, Ph.D.	its general partner
	Title: Authorized Person	By: RiverVest Venture Partners III, LLC,
its general partner

		By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D.
Title: Member

RiverVest Venture Fund III (Ohio), L.P.		RiverVest Venture Partners III (Ohio), LLC

By: RiverVest Venture Partners III (Ohio), LLC,		By: RiverVest Venture Partners III, L.P.,
its general partner		its sole member
By: RiverVest Venture Partners III, L.P.,		By: RiverVest Venture Partners III, LLC,
its sole member		its general partner
By: RiverVest Venture Partners III, LLC,
its general partner		By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D.
By:	/s/ John P. McKearn, Ph.D.		Title: Member
Name: John P. McKearn, Ph.D.
Title: Member

[Signature Page of Schedule 13D/A]

CUSIP No. 01671P100	13D/A	Page 26 of 26 Pages

RiverVest Venture Partners III, L.P.		RiverVest Venture Partners III, LLC

By: RiverVest Venture Partners III, LLC,		By:	/s/ John P. McKearn, Ph.D.
its general partner			Name: John P. McKearn, Ph.D.
Title: Member

By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D.
Title: Member

3x5 RiverVest Fund II, L.P.		3x5 RiverVest Fund II-B, L.P.

By: 3x5 RiverVest Partners II, LLC,		By: 3x5 RiverVest Partners II, LLC,
its general partner		its general partner
By: RiverVest 3x5 Managers II, L.P.,		By: RiverVest 3x5 Managers II, L.P.,
its member		its member
By: RiverVest 3x5 Managers II, LLC,		By: RiverVest 3x5 Managers II, LLC,
its general partner		its general partner

By:	/s/ John P. McKearn, Ph.D.	By:	/s/ John P. McKearn, Ph.D.
	Name: John P. McKearn, Ph.D.		Name: John P. McKearn, Ph.D.
	Title: Member		Title: Member

3x5 RiverVest Partners II, LLC		RiverVest 3x5 Managers II, L.P.

By: RiverVest 3x5 Managers II, L.P.,		By: RiverVest 3x5 Managers II, LLC,
its member		its general partner
By: RiverVest 3x5 Managers II, LLC,
its general partner		By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D. Title: Member

By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D.
Title: Member

RiverVest 3x5 Managers II, LLC

By:	/s/ John P. McKearn, Ph.D.	/s/ John P. McKearn, Ph.D.
	Name: John P. McKearn, Ph.D.	John P. McKearn, Ph.D.
Title: Member

/s/ Jay Schmelter		/s/ Thomas C. Melzer
Jay Schmelter		Thomas C. Melzer

[Signature Page of Schedule 13D/A]

Lock-up Agreement

May 12, 2020

Jefferies LLC (“you” or “Jefferies”)

520 Madison Avenue

New York, New York 10022

RE:	Allakos Inc. (the “Company”)

Ladies	& Gentlemen:

RiverVest Venture Fund II, L.P., RiverVest Venture Fund II (Ohio), L.P., RiverVest Venture Fund III, L.P., RiverVest Venture Fund III (Ohio), L.P., 3x5 RiverVest Fund II, L.P. and 3x5 RiverVest Fund II- B, L.P., each with a principal place of business at 101 S. Hanley Road, Suite 1850, St. Louis, MO 63105 (each, “the undersigned” or “Selling Stockholder”) is each a record or beneficial owner of common stock of the Company (“Ordinary Shares”) and Related Securities (as defined below). In connection with a possible transaction involving the Selling Stockholder (“Transaction”), and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Selling Stockholder agrees as follows:

During the period commencing the date hereof and ending (and including) the 180th day from the date hereof (“Lock-up Period”), the Selling Stockholder will not, without the prior written consent of Jefferies (which consent may be withheld in its sole discretion), directly or indirectly: (i) sell, offer to sell, contract to sell or lend any Ordinary Shares or any options or warrants or other rights to acquire Ordinary Shares or any securities exchangeable or exercisable for or convertible into Ordinary Shares (“Related Securities”); (ii) effect any short sale or establish or increase any put equivalent position or liquidate or decrease any call equivalent position of any Ordinary Shares or Related Securities; (iii) pledge, hypothecate or grant any security interest in any Ordinary Shares or Related Securities; (iv) in any other way transfer or dispose of any Ordinary Shares or Related Securities; (v) enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of any Ordinary Shares or Related Securities, regardless of whether any such transaction is to be settled in securities, in cash or otherwise; (vi) announce the offering of any Ordinary Shares or Related Securities; (vii) participate in the filing of any registration statement under the Securities Act in respect of any Ordinary Shares or Related Securities; or (viii) publicly announce the intention to do any of the foregoing. Notwithstanding the foregoing or anything to the contrary herein, Jeffries acknowledges that certain of the Ordinary Shares have been pledged to Stifel Bank & Trust (the “Lender”) in connection with certain Security and Pledge Agreements between the Lender and (i) 3x5 RiverVest Fund II, L.P. and 3x5 RiverVest Fund II-B, L.P., dated as of September 25, 2019, and (ii) RiverVest Venture Fund III, L.P. and RiverVest Venture Fund III (Ohio), L.P., dated as of April 17, 2020 (collectively, the “Security Agreements”).

The undersigned now has, and for the duration of this Lock-Up Agreement will have, good and marketable title to the Undersigned’s Shares, free and clear of all liens, encumbrances, and claims whatsoever, except as set forth in the Security Agreements.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Ordinary Shares and Related Securities except in compliance with the foregoing restrictions.

The undersigned confirms that the undersigned has not taken any action designed to or that might reasonably be expected to cause or result in the manipulation of the price of any security of the Company. The undersigned will not take, directly or indirectly, any such action.

Whether or not any Transaction occurs as currently contemplated or at all depends on market conditions and other factors. Any Transaction will only be made pursuant to a subsequent written agreement, the terms of which are subject to negotiation between the Selling Stockholder and you. The undersigned acknowledges that Jefferies is relying on the representations and agreements of the undersigned contained in this letter agreement.

The undersigned hereby represents and warrants that the undersigned has full power, capacity and authority to enter into this letter agreement. This letter agreement is irrevocable and will be binding on the undersigned and the successors, heirs, personal representatives and permitted assigns of the undersigned.

This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York. This Agreement incorporates the entire agreement between the parties with respect to the subject matter hereof, and may not be amended or modified except in writing signed by each party. This Agreement may be executed in one or more facsimile or emailed PDFs, each of which will be deemed to be an original and all of which together will be deemed to be one and the same document. This Agreement shall not be assigned by the Selling Stockholder. Notice given pursuant to any of the provisions of this Agreement shall be in writing and shall be mailed via nationally recognized overnight courier service or hand delivered (a) if to you, at the address set forth above, Attention: General Counsel.

[Signature page follows]

RiverVest Venture Fund II, L.P.

By:	RiverVest Venture Partners II, L.P.,
its general partner
By:	RiverVest Venture Partners II, LLC,
its general partner

By:	/s/ Jay Schmelter
Name: Jay Schmelter
Title: Member

RiverVest Venture Fund III, L.P.

By:	RiverVest Venture Partners III, L.P.,
its general partner
By:	RiverVest Venture Partners III, LLC,
its general partner

By:	/s/ Jay Schmelter
Name: Jay Schmelter
Title: Member

3x5 RiverVest Fund II, L.P.

By:	3x5 RiverVest Partners II, LLC,
its general partner
By:	RiverVest 3x5 Managers II, L.P.,
its member
By:	RiverVest 3x5 Managers II, LLC,
its general partner

By:	/s/ Jay Schmelter
Name: Jay Schmelter
Title: Member

RiverVest Venture Fund II (Ohio), L.P.

By:	RiverVest Venture Partners II (Ohio), LLC,
its general partner
By:	RiverVest Venture Partners II, L.P.,
its sole member
By:	RiverVest Venture Partners II, LLC,
its general partner

By:	/s/ Jay Schmelter
Name: Jay Schmelter
Title: Member

RiverVest Venture Fund III (Ohio), L.P.

By:	RiverVest Venture Partners III (Ohio), LLC,
its general partner
By:	RiverVest Venture Partners III, L.P.,
its sole member
By:	RiverVest Venture Partners III, LLC,
its general partner

By:	/s/ Jay Schmelter
Name: Jay Schmelter
Title: Member

3x5 RiverVest Fund II-B, L.P.

By:	3x5 RiverVest Partners II, LLC,
its general partner
By:	RiverVest 3x5 Managers II, L.P.,
its member
By:	RiverVest 3x5 Managers II, LLC,
its general partner

By:	/s/ Jay Schmelter
Name: Jay Schmelter
Title: Member